Exhibit 99.1

FOR IMMEDIATE RELEASE

Vince Holding Corp. Reports Second Quarter and First Half Fiscal 2015 Results

-	Revises guidance for fiscal 2015
-	Names Mark Brody Interim CEO; David Stefko Interim CFO and Treasurer
-	Announces Option Exchange and Employee Stock Purchase Plan Amendment

NEW YORK, New York – September 3, 2015 – Vince Holding Corp. (NYSE: VNCE), a leading contemporary fashion brand (“Vince” or the “Company”), today reported unaudited results for the second quarter of fiscal 2015.

In this press release, the Company is presenting its financial results in conformity with U.S. generally accepted accounting principles (“GAAP”) as well as on an “adjusted” basis.  Adjusted results presented in this press release are non-GAAP financial measures.  See “Non-GAAP Financial Measures” below for more information about the Company’s use of non-GAAP financial measures and Exhibits 3 through 6 to this press release for a reconciliation of actual GAAP results to such adjusted results.

For the second quarter ended August 1, 2015:

•

Net sales decreased 10.4% to $80.0 million from $89.3 million in the second quarter of fiscal 2014.  The wholesale segment decreased 21.6% to $58.3 million and the direct-to-consumer segment increased 44.7% to $21.7 million over the second quarter of fiscal 2014.  Comparable store sales increased 13.4%, including e-commerce sales.

•

Gross profit was $20.8 million, or 26.0% of net sales, which includes a $14.4 million charge associated with the write-down of excess inventory and aged product to expected net realizable value.  Excluding the inventory write-down, gross profit was $35.2 million, or 44.0% of net sales. This compares to gross profit of $44.0 million, or 49.3% of net sales in the second quarter of fiscal 2014.

•

Selling, general, and administrative expenses were $27.3 million or 34.2% of sales. This included $2.9 million of net management transition costs related to executive severance and related costs. Excluding these costs, selling, general and administrative costs were $24.5 million or 30.6% of net sales in the quarter. In the second quarter of fiscal 2014, selling, general and administrative costs were $24.1 million or 27.0% of sales, which included costs related to the Company’s July 2014 secondary offering.   Excluding the Secondary Offering costs, selling, general and administrative expenses were $23.5 million, or 26.3% as a percent of sales in the second quarter of fiscal 2014.

•

Operating loss was $(6.5) million, compared to operating income of $19.9 million for the second quarter of fiscal 2014.  Excluding the inventory write-down and net management transition costs, operating income for the second quarter of fiscal 2015 was $10.8 million. Excluding the Secondary Offering costs, operating income for the second quarter of fiscal 2014 was $20.5 million.

•

Net loss was $(5.0) million, or $(0.14) per diluted share, compared to net income of $10.5 million, or $0.27 per diluted share, for the second quarter of fiscal 2014.  Excluding the inventory write-down and net management transition costs, net income for the second quarter of fiscal 2015 was $5.2 million, or $0.14 per diluted share. Excluding the Secondary Offering costs, net income for the second quarter of fiscal 2014 was $10.8 million, or $0.28 per diluted share.

•	During the second quarter of 2015, the Company opened one new store, ending the quarter with 42 company-operated stores.

Mark Brody, Interim Chief Executive Officer of Vince, commented, “Our second quarter financial performance reflects further weakness in sales trends in our wholesale channel with lower than expected sell-through and customer reorders, which in turn led to a significant increase in inventory levels. As a result, we elected to write down current year product to estimated net realizable value. In addition, our off-price customers reported high levels of inventory. In order for us to move forward with our strategy to reduce sales to off-price retailers and to enhance our brand positioning, we made the decision to dispose of the vast majority of prior year product.

“Based on our recent performance and outlook for continued weakness in the wholesale channel, particularly in the off-price business, and a recent softening in the direct-to-consumer channel, we are reducing our guidance for Fiscal 2015. While our recent performance was disappointing, we are taking corrective actions to protect and enhance the strength of the Vince brand.  Looking ahead, we are focused foremost on making exceptional products with the styles and fits that align with our customers’ expectations.  We are also taking steps to enhance our product assortment and improve operational performance, including tighter inventory and procurement practices which will also help lead to a more carefully managed distribution in the off-price channel. At the same time, we will continue to move forward with our multiple growth strategies including growing our direct to consumer business through both store openings and expansion of the e-commerce channel and expanding our international presence in existing and new markets.”

Balance Sheet

The Company’s debt increased by $1.8 million to $84.8 million during the second quarter of fiscal 2015, with $12.5 million of voluntary payments on its Term Loan Facility being financed by borrowings on its Revolving Credit Facility. The Company had availability under its Revolving Credit Facility of $27.9 million as of August 1, 2015.  In addition, the Company has negotiated the extension of an estimated $22.8 million payment plus accrued interest that was due in the fourth quarter of fiscal 2015 under the Tax Receivable Agreement with an affiliate of Sun Capital Partners, Inc., to September 15, 2016.

Inventory at the end of the second quarter of fiscal 2015 was $45.6 million versus $58.6 million at the end of the second quarter of fiscal 2014.  The year-over-year inventory decline was driven primarily by the increase in inventory reserves.  Partially offsetting the additional reserves were increases from the 11 new store openings since the end of the second quarter of last year and new handbag inventory.

Capital expenditures for the second quarter of fiscal 2015 totaled $4.8 million, $2.4 million of which was primarily attributable to new stores and shop-in-shop build-outs.

Updated 2015 Outlook

The following updated 2015 guidance is adjusted to exclude charges associated with the write-down of excess inventory and aged product to expected net realizable value and the net management transition costs related to executive severance and related costs as reported in the second quarter of fiscal 2015. The guidance also excludes potential additional costs related to the ongoing management transition.

For fiscal 2015, the Company now expects:

•

Total net sales of $285 million to $295 million.  The reduced sales expectation is primarily the result of the aforementioned issues in the domestic wholesale segment, largely in the off-price channel, as well as the recent softer selling trends in the Company’s direct-to-consumer channel. Additionally, this incorporates sales from the opening of 11 new retail stores and comparable sales growth, inclusive of e-commerce sales, in the mid-single digit range.

•

Gross margin to decrease between 140 and 190 basis points, as compared to last year, due primarily to increased markdowns across segments and expected assistance to wholesale partners.  This excludes the $14.4 million inventory write-down in the second quarter.

•

Adjusted selling, general, and administrative expenses to increase by $13 million to $15 million, as compared to last year, or by 945 to 990 basis points as a percent of sales over the adjusted fiscal 2014 rate of 28.2%, attributable primarily to growth in the Company’s retail channel from new store openings. This excludes the impact of ongoing net executive transition costs of approximately $3.9 million in the current year (including the $2.9 million incurred in the second quarter) and $0.6 million for secondary offering costs incurred in prior year.

•	Adjusted diluted earnings per share of $0.31 to $0.37 excluding the above adjustments net of tax.
•	Spend $18 million to $20 million in capital expenditures, consistent with prior guidance.

Management Changes

As previously announced, Jill Granoff, Chief Executive Officer, resigned from the Company, remaining CEO through a transition period to ensure an orderly and effective change in leadership.  The Company today announced that the transition period ended effective September 1st, and on that date Mark Brody assumed the position of Interim Chief Executive Officer.  Subsequently, David Stefko assumed the role of Interim Chief Financial Officer and Treasurer, a position previously held by Mark Brody.

Mr. Stefko has 28 years of senior finance and executive management experience and until being named Interim Chief Financial Officer and Treasurer, held the position of Group CFO at Sun Capital Partners. Prior to joining Sun Capital, he served as SVP, CFO & CAO of Things Remembered, a national multichannel specialty retailer.

The Board of Directors has engaged and are actively working with executive search firms to fill the roles of Chief Executive Officer and Chief Financial Officer.

Marc Leder, Chairman of Vince, commented, “We are pleased that Mark and David have stepped into their respective roles as we search for a permanent CEO and CFO to lead the company going forward.  While this search is ongoing, I continue to be laser focused on enhancing the brand for the long-term, and am working closely with Mark, David, and the entire Vince team to improve our performance in the wholesale channel, and continued inventory management.”

Option Exchange and Employee Stock Purchase Plan Amendment

In an effort to promote retention at the Company, the Company’s Board of Directors and the majority stockholders have approved a one-time stock option exchange program to permit the Company to cancel certain stock options held by some of its employees and executive officers in exchange for new, or replacement, options.  None of the executive officers, who have departed from their positions at the Company in the recent months, including Jill Granoff, the Company’s former Chief Executive Officer, as well as the Company’s Interim Chief Executive Officer and Interim Chief Financial Officer and Treasurer will be eligible to participate in the option exchange. The Company expects to commence the exchange offer and file a Tender Offer Statement on Schedule TO with the Securities Exchange Commission (the “SEC”) on or around September 3, 2015.  In addition, the Company’s board of directors approved an amendment to the Company’s 2013 Employee Stock Purchase Plan (the “ESPP”) to allow the issuance of shares of common stock under the ESPP at a discount of 10% to the market price of such shares at the end of the offer period.  The Company’s majority stockholders approved the option exchange and the amendment to ESPP by written consent.

The Company’s stockholders and option holders will be able to obtain the written materials relating to the exchange offer and the amendment to ESPP and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov or on the Company’s website at investors.vince.com.

Non-GAAP Financial Measures

In addition to reporting financial results in accordance with GAAP, the Company has provided, with respect to financial results relating to the second quarter and first half of fiscal 2015, as well as guidance for fiscal 2015, adjusted cost of products sold, adjusted gross margin, adjusted selling, general and administrative expenses, adjusted operating income, adjusted provision for taxes, adjusted income before taxes, adjusted income taxes, adjusted net income and adjusted earnings per share and related shares outstanding, which are non-GAAP financial measures, in order to eliminate the effect on operating results of the inventory write-down and management transition costs.  The Company has also provided, with respect to financial results relating to the second quarter and first half of fiscal 2014, adjusted selling, general and administrative expenses, adjusted operating income, adjusted provision for taxes, adjusted net income and adjusted earnings per share, which are non-GAAP financial measures, in order to eliminate the effect on operating results the costs related to the Secondary Offering. The Company believes that the presentation of adjusted results facilitates an understanding of the Company’s continuing operations without the non-recurring impact associated with the inventory write-down and management transition costs as well as the Secondary Offering costs, and on a go forward basis, consistent with its fiscal 2015 guidance.  Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP.  A reconciliation of GAAP to non-GAAP results has been provided in Exhibits 3 through 6 to this press release.

2015 Second Quarter Earnings Conference Call

A conference call to discuss the second quarter results will be held today, September 3, 2015, at 4:15 pm. ET, hosted by Vince Holding Corp. Interim Chief Executive Officer, Mark Brody, and Interim Chief Financial Officer and Treasurer, David Stefko. During the conference call, the Company may answer questions concerning business and financial developments, trends and other business or financial matters.  The Company's responses to these questions, as well as other matters discussed during the conference call, may contain or constitute information that has not been previously disclosed.

Those who wish to participate in the call may do so by dialing (877) 201-0168 conference ID 2962840. Any interested party will also have the opportunity to access the call via the Internet at http://investors.vince.com/.  To listen to the live call, please go to the website at least 15 minutes early to register and download any necessary audio software.  For those who cannot listen to the live broadcast, a recording will be available for 30 days after the date of the event.  Recordings may be accessed at http://investors.vince.com/.

ABOUT VINCE

VINCE is a leading contemporary fashion brand best known for modern effortless style and everyday luxury essentials. Established in 2002, the brand now offers a wide range of women's and men's apparel, women's and men's footwear, and handbags. Vince products are sold in prestige distribution worldwide, including over 2,500 distribution locations across 44 countries. With corporate headquarters in New York and its design studio in Los Angeles, the Company operates 32 full-price retail stores, 12 outlet stores and its e-commerce site, VINCE.com. Please visit www.VINCE.com for more information.

Forward Looking Statements:  This document, and any statements incorporated by reference herein, contains forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements include the statements under “Updated 2015 Outlook” and statements regarding, among other things, our current expectations about the Company's future results and financial condition, revenues, store openings and closings, margins, expenses and earnings and are indicated by words or phrases such as  “may,” “will,” “should,” “believe,” “expect,” “seek,” “anticipate,” “intend,” “estimate,” “plan,” “target,” “project,” “forecast,” “envision” and other similar phrases. Although we believe the assumptions and expectations reflected in these forward-looking statements are reasonable, these assumptions and expectations may not prove to be correct and we may not achieve the financial results or benefits anticipated. These forward-looking statements are not guarantees of actual results.  Our actual results may differ materially from those suggested in the forward-looking statements. These forward-looking statements involve a number of risks and uncertainties, some of which are beyond our control, including, without limitation: our ability to remain competitive in the areas of merchandise quality, price, breadth of selection, and customer service; our ability to anticipate and/or react to changes in customer demand and attract new customers; including in connection with making inventory commitments; our ability to control the level of sales in the off-price channels; our ability to manage current excess inventory in a way that will promote the long-term health of the brand; our ability to maintain adequate cash flow from operations or availability under our revolving credit facility to meet our liquidity needs (including our obligations under the tax receivable agreement); changes in consumer confidence and spending; our ability to maintain projected profit margins; unusual, unpredictable and/or severe weather conditions; the execution and management of our retail store growth, including the availability and cost of acceptable real estate locations for new store openings; the execution and management of our international expansion, including our ability to promote our brand and merchandise outside the U.S. and find suitable partners in certain geographies; our ability to expand our product offerings into new product categories including the ability to find suitable licensing partners; our ability to successfully implement our marketing initiatives; our ability to protect our trademarks in the U.S. and internationally; our ability to maintain the security of electronic and other confidential information; serious disruptions and catastrophic events; changes in global economies and credit and financial markets; competition; the impact of recent turnover in the senior management team, including the departures of our former CEO and former CFO, the appointment on an interim basis of a CEO and a CFO who are both serving on a leave of absence from Sun Capital Partners, Inc.; the fact that a number of members of the management team have less than one year of tenure with the Company, and the current senior management team has not had a long period of time working together;  our ability to attract and retain a qualified permanent CEO and a qualified permanent CFO, as well other key personnel; commodity, raw material and other cost increases; compliance with laws, regulations and orders; changes in laws and regulations; outcomes of litigation and proceedings and the availability of insurance, indemnification and other third-party coverage of any losses suffered in connection therewith; tax matters and other factors as set forth from time to time in our Securities and Exchange Commission filings, including under the heading “Item 1A—Risk Factors” in our Annual Report on Form 10-K and our Quarterly Reports on Form 10Q.  We intend these forward-looking statements to speak only as of the time of this release and do not undertake to update or revise them as more information becomes available.

This press release is also available on the Vince Holding Corp. website (http://investors.vince.com/).

Investor Relations Contact:

Jean Fontana

ICR, Inc.

Jean.fontana@icrinc.com

646-277-1200

Vince Holding Corp. and Subsidiaries	Exhibit (1)
Condensed Consolidated Statements of Operations
(Unaudited, amounts in thousands except percentages, share and per share data )

	Three Months Ended		Six Months Ended
	August 1,	August 2,	August 1,	August 2,
	2015	2014	2015	2014
Net sales	$79,993	$89,326	$139,835	$142,778
Cost of products sold	59,204	45,312	88,305	72,353
Gross profit	20,789	44,014	51,530	70,425
as a % of net sales	26.0%	49.3%	36.9%	49.3%
Selling, general and administrative expenses	27,331	24,070	52,971	45,274
as a % of net sales	34.2%	27.0%	37.9%	31.7%
(Loss) Income from operations	(6,542)	19,944	(1,441)	25,151
as a % of net sales	(8.2)%	22.3%	(1.0)%	17.6%
Interest expense, net	1,623	2,485	2,939	5,335
Other expense, net	350	435	491	485
(Loss) Income before taxes	(8,515)	17,024	(4,871)	19,331
(Benefit) Provision for Income taxes	(3,489)	6,523	(2,299)	7,446
Net (loss) income	$(5,026)	$10,501	(2,572)	11,885
Earnings per share:
Basic (loss) earnings per share	$(0.14)	$0.29	$(0.07)	$0.32
Diluted (loss) earnings per share	$(0.14)	$0.27	$(0.07)	$0.31
Weighted average shares outstanding:
Basic	36,774,752	36,726,319	36,763,933	36,725,023
Diluted	36,774,752	38,262,958	36,763,933	38,192,955

Vince Holding Corp. and Subsidiaries	Exhibit (2)
Condensed Consolidated Balance Sheets
(Unaudited, amounts in thousands)

	August 1,	January 31,
	2015	2015
ASSETS
Current assets:
Cash and cash equivalents	$88	$112
Trade receivables, net	22,679	33,797
Inventories, net	45,566	37,419
Prepaid expenses and other current assets	11,112	9,812
Total current assets	79,445	81,140
Property, plant and equipment, net	35,188	28,349
Intangible assets, net	109,345	109,644
Goodwill	63,746	63,746
Deferred income taxes and other assets	96,110	95,769
Total assets	$383,834	$378,648

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$38,063	$29,118
Accrued salaries and employee benefits	2,158	7,380
Other accrued expenses	8,216	27,992
Total current liabilities	48,437	64,490
Long-term debt	81,877	84,450
Deferred rent	14,183	11,676
Other liabilities	168,964	146,063
Stockholders' equity	70,373	71,969
Total liabilities and stockholders' equity	$383,834	$378,648

Vince Holding Corp. and Subsidiaries	Exhibit (3)
Reconciliation of net income on a GAAP basis to “Adjusted net income”
(Unaudited, amounts in thousands except percentages, share and per share data)

	For the three months ended August 1, 2015
	As Reported	Adjustments		As Adjusted

Net sales	$79,993			$79,993
Cost of products sold	59,204	(14,447)	(a)	44,757
Gross profit	20,789	14,447		35,236
as a % of sales	26.0%			44.0%
Selling, general and administrative expenses	27,331	(2,861)	(b)	24,470
as a % of sales	34.2%			30.6%
(Loss) Income from operations	(6,542)	17,308		10,766
as a % of sales	(8.2)%			13.5%
Interest expense, net	1,623			1,623
Other expense, net	350			350
(Loss) Income before income taxes	(8,515)	17,308		8,793
(Benefit) provision for Income taxes	(3,489)	7,079	(c)	3,590
Net (Loss) Income	$(5,026)	$10,229		$5,203

Earnings (loss) per share:
Basic earnings (loss) per share	$(0.14)	$0.28		$0.14
Diluted earnings (loss) per share	$(0.14)	$0.28		$0.14

Weighted average shares outstanding:
Basic shares	36,774,752			36,774,752
Diluted shares	36,774,752			37,658,575

(a) To adjust cost of products sold to remove the impact of inventory write downs of approximately $14.4 million primarily related to excess out of season and current inventory.
(b) To adjust selling, general and administrative expenses to remove executive severance costs of $3.7 million, partially offset by the favorable impact of $(0.8) million related to executive stock option forfeitures.
(c) Adjusted amount represents adjusted pretax income multiplied by a normalized tax rate of 40.9%. The normalized tax rate was derived by reference to statutory tax rates in the jurisdictions in which the Company operates, without giving effect to the
Company’s valuation allowance or potential use of its net operating loss carryforwards.

Vince Holding Corp. and Subsidiaries	Exhibit (4)
Reconciliation of net income on a GAAP basis to “Adjusted net income”
(Unaudited, amounts in thousands except percentages, share and per share data)
Exhibit (4)

	For the six months ended August 1, 2015
	As Reported	Adjustments		As Adjusted

Net sales	$139,835			$139,835
Cost of products sold	88,305	(14,447)	(a)	73,858
Gross profit	51,530	14,447		65,977
as a % of sales	36.9%			47.2%
Selling, general and administrative expenses	52,971	(2,861)	(b)	50,110
as a % of sales	37.9%			35.8%
(Loss) Income from operations	(1,441)	17,308		15,867
as a % of sales	(1.0)%			11.3%
Interest expense, net	2,939			2,939
Other expense, net	491			491
(Loss) Income before income taxes	(4,871)	17,308		12,437
(Benefit) provision for Income taxes	(2,299)	7,079	(c)	4,780
Net (Loss) Income	$(2,572)	$10,229		$7,657

(Loss) earnings per share:
Basic (loss) earnings per share	$(0.07)	$0.28		$0.21
Diluted (loss) earnings per share	$(0.07)	$0.27		$0.20

Weighted average shares outstanding:
Basic shares	36,763,933			36,763,933
Diluted shares	36,763,933			37,855,607

(a) To adjust cost of products sold to remove the impact of inventory write downs of approximately $14.4 million primarily related to excess out of season and current inventory.
(b) To adjust selling, general and administrative expenses to remove executive severance costs of $3.7 million, partially offset by the favorable impact of $(0.8) million related to executive stock option forfeitures.
(c) Adjusted amount represents adjusted pretax income multiplied by a normalized tax rate of 40.9%. The normalized tax rate was derived by reference to statutory tax rates in the jurisdictions in which the Company operates, without giving effect to the
Company’s valuation allowance or potential use of its net operating loss carryforwards.

Vince Holding Corp. and Subsidiaries	Exhibit (5)
Reconciliation of net income on a GAAP basis to “Adjusted net income”
(Unaudited, amounts in thousands except percentages, share and per share data)

	For the three months ended August 2, 2014
	As Reported	Adjustments		As Adjusted

Net sales	$89,326	$-		$89,326
Cost of products sold	45,312	-		45,312
Gross profit	44,014	-		44,014
as a % of net sales	49.3%			49.3%
Selling, general and administrative expenses	24,070	(571)	(a)	23,499
as a % of net sales	27.0%			26.3%
Income from operations	19,944	571		20,515
as a % of net sales	22.3%			23.0%
Interest expense, net	2,485	-		2,485
Other expense, net	435	-		435
Income before taxes	17,024	571		17,595
Income taxes	6,523	228	(b)	6,751
Net income	$10,501	$343		$10,844

Earnings per share:
Basic earnings per share	$0.29	$0.01		$0.30
Diluted earnings per share	$0.27	$0.01		$0.28

Weighted average shares outstanding:
Basic shares	36,726,319			36,726,319
Diluted shares	38,262,958			38,262,958

(a) To adjust selling, general and administrative expenses to remove the costs incurred by the Company related to the Secondary Offering completed in July 2014.
(b) Represents the tax effect on the Secondary Offering costs incurred at the Company's estimated annual effective tax rate of 40%.

Vince Holding Corp. and Subsidiaries	Exhibit (6)
Reconciliation of net income on a GAAP basis to “Adjusted net income”
(Unaudited, amounts in thousands except percentages, share and per share data)

	For the six months ended August 2, 2014
	As Reported	Adjustments		As Adjusted

Net sales	$142,778	$-		$142,778
Cost of products sold	72,353	-		72,353
Gross profit	70,425	-		70,425
as a % of net sales	49.3%			49.3%
Selling, general and administrative expenses	45,274	(571)	(a)	44,703
as a % of net sales	31.7%			31.3%
Income from operations	25,151	571		25,722
as a % of net sales	17.6%			18.0%
Interest expense, net	5,335	-		5,335
Other expense, net	485	-		485
Income before taxes	19,331	571		19,902
Income taxes	7,446	228	(b)	7,674
Net income	$11,885	$343		$12,228

Earnings per share:
Basic earnings per share	$0.32	$0.01		$0.33
Diluted earnings per share	$0.31	$0.01		$0.32

Weighted average shares outstanding:
Basic shares	36,725,023			36,725,023
Diluted shares	38,192,955			38,192,955

(a) To adjust selling, general and administrative expenses to remove the costs incurred by the Company related to the Secondary Offering completed in July 2014.
(b) Represents the tax effect on the Secondary Offering costs incurred at the Company's estimated annual effective tax rate of 40%.